

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

**DIVISION OF
CORPORATION FINANCE**

Mail Stop 3561

June 30, 2017

<u>Via E-Mail</u>
Frederick Earnest
Chief Executive Officer
Vista Gold Corp.
Suite 5, 7961 Shaffer Parkway
Littleton, CO 80127

      **Re: Vista Gold Corp.
            Registration Statement on Form S-3
            Filed June 26, 2017
            File No. 333-218979**

Dear Mr. Earnest:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Jonathan Burr at (202) 551-5833 with any questions.

Sincerely,

/s/ James Lopez (for)

John Reynolds
Assistant Director
Office of Beverages, Apparel, and Mining

cc: Jason K. Brenkert, Esq.
       Dorsey & Whitney LLP